Healthcare Trust of America, Inc.

16435 N. Scottsdale Road, Suite 320

Scottsdale, Arizona 85254

June 28, 2022

VIA EDGAR

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

RE:	Healthcare Trust of America, Inc. (the “Company”)

Registration Statement on Form S-4

(File No. 333-265593) (the “Registration Statement”)

Ladies and Gentlemen:

The Company hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of effectiveness of the Registration Statement so that such Registration Statement will become effective as of 4:00 p.m. EST on June 28, 2022, or as soon thereafter as practicable.

Please contact Tracy A. Bacigalupo of McDermott Will & Emery LLP, counsel to the Company, at (212) 547-5656, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Very truly yours,

Healthcare Trust of America, Inc.

By:	/s/ Peter N. Foss
Name:	Peter N. Foss
Title:	Interim President and Chief Executive Officer